

July 27, 2021

Stanley Chia
Chief Executive Officer
Vivid Seats Inc.
111 N. Canal Street
Suite 800
Chicago, Illinois 60606

> **Re: Vivid Seats Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 7, 2021**
> **File No. 333-256575**

Dear Mr. Chia:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed July 7, 2021

Notice of Solicitation of Written Consents of the Holders of Horizon IPO Public Warrants and Horizon IPO Private Placement Warrants

1.　　Please revise your disclosure to clarify how many Horizon IPO Public Warrants are needed to approve the amendment to the Warrant Agreement. In this regard, we note your disclosure that the vote or written consent of holders of at least 65% of the outstanding Horizon IPO Public Warrants are needed to approve the amendment and that the Sponsor currently holds 5,166,666 Horizon IPO Public Warrants.

Background of the Business Combination, page 101

2. We note your revised disclosure in response to our prior comment 9. Please further revise to disclose the number of targets on which Horizon conducted "extensive due diligence" and include a more detailed discussion regarding any material meetings, discussions or negotiations that Horizon held with these potential targets. Please ensure that your disclosure addresses the general industry of such targets and the reason why you did not pursue the business combination with such targets despite extensive due diligence and substantial efforts.

3. We note your revised disclosure in response to our prior comment 10. Please revise to clarify whether any of the Horizon II representatives or parties that participated in the negotiations between Hoya Topco and Horizon II were the same representatives or parties involved in the negotiations between Hoya Topco and Horizon. Please also disclose how the sponsor of Horizon and Horizon II determined that Horizon was the appropriate acquirer for Vivid Seats.

4. We note your revised disclosure in response to our prior comment 11. Please further revise to include more detail regarding any valuation discussions. For example, please provide more detail about the conference call held on February 16, 2021 regarding Vivid Seats financial model and projections, how the parties came to an agreement on the $2.4 billion valuation in the final term sheet, and the negotiations between the parties that occurred through the first two weeks of April, culminating the week of April 11, 2021, after which the parties agreed to reduce the enterprise value from $2.4 billion to approximately $2.0 billion. Given Horizon II proposed an initial valuation of $2.4 billion that was ultimately agreed upon in the final term sheet, please also include a description of any discussions between management of Horizon II and Horizon relating to the valuation. In this regard, we note that there is overlap between the management of Horizon II and Horizon, but they are not the same.

5. We reissue our prior comment 12 in part. Please clarify whether the materials intended for potential SPAC counterparties that were prepared by Hoya Topco, Vivid Seats management, the Private Equity Owner and Evercore, as disclosed on page 103, and the PIPE Investor Presentation, prepared in part by Evercore and considered by Horizon's board of directors on April 16, 2021, constitute reports materially related to the transaction that are required to be filed under Item 1015(b) of Regulation M-A. Refer to Item 4(b) of Form S-4. Please also provide more detail regarding the relationship of Vista Equity Partners to the parties and Vista Equity Partners' role in the transaction.

6. We reissue our prior comment 13 in part. With respect to your revised disclosure regarding the evolution of negotiations of the material terms of the transaction, please explain the reason and significance of each material issue and term discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms.

7.   We reissue our prior comment 15 in part. Please disclose how the due diligence and related discussions impacted the terms of the transaction.

Certain Forecasted Financial Information for Vivid Seats PubCo, page 114

8.   We note your revised disclosure in response to our prior comment 21 and reissue our comment in part. Please tell us whether the financial projections and comparable companies analysis included in the investor presentation for prospective investors in the PIPE Subscription are the same as those included in your filing. If they are different, please include such analyses in your filing and explain the material differences with the current disclosure in your filing.

Interests of Certain Persons in the Business Combination, page 117

9.   We note your response to our prior comment 22. Please quantify the value of Sponsor's ownership interest in Vivid Seats assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by Sponsor for its ownership interest in Horizon.

U.S. Federal Income Tax Considerations
Effects of the Merger on U.S. Holders, page 123

10.   We reissue our prior comment 24 in part. Separate from the opinion that the Merger "should" qualify as a F Reorganization, please revise to add disclosure explaining why counsel cannot give a firm opinion, assuming that the Merger does qualify as a F Reorganization, that holders will not recognize a gain or loss upon consummation of the transactions. In the alternative, please provide a firm opinion on such tax consequences. Please also revise your disclosure to clarify that the discussion in the sections titled "*D. Tax Consequences for U.S. Holders of Horizon IPO Public Warrants"* and "*C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000*" are the opinion of counsel, as you represent that the transactions described in these sections should not be taxable. Further, as counsel is issuing at least one "should" opinion, please include risk factor disclosure regarding the uncertainty of this opinion(s). Lastly, please file a short-form tax opinion as Exhibit 8 to the registration statement stating clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel.

Components of Results of Operations, page 215

11.   We reissue our prior comment 29 in part. You state that general and administrative costs include information technology expenses comprising primarily of cloud hosting services, software licenses, and software development activities not capitalized. Please further explain how these costs are not directly dedicated to revenue generating activities. We also note that your "born-in the-cloud technology platform" is integral to the generation of revenues.

General

12.   Please provide an analysis explaining why you believe the proposed Warrant Amendment does not constitute the offer and sale of a new security. Please explain why you believe Section 5 of the Securities Act does not apply to what may be an offer and sale of a new security, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance.

     You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cathy A. Birkeland